                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 17)* - FINAL



                         HOME SHOPPING NETWORK, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  437351109
                     -----------------------------------
                                (CUSIP Number)

John M. Draper, Esq.                            Liberty Media Corporation
Senior Vice President and General Counsel       8101 E. Prentice Ave., Suite 500
(303) 721-5408                                  Englewood, CO 80111
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                August 4, 1994
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))

                              Page 1 of 7 Pages
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                                 SCHEDULE 13D

CUSIP NO. 437351109                                        PAGE 2 OF 7 PAGES



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Liberty Media Corporation
      84-1146903
- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


      AF
- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Delaware
- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                     0 Shares
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                   0 Shares
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                     0 Shares
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                     0 Shares
- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                     0 Shares
- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


      0%
- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


      CO
- --------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                              (AMENDMENT 17-FINAL)

                                  STATEMENT OF

                           LIBERTY MEDIA CORPORATION

                        PURSUANT TO SECTION 13(D) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 IN RESPECT OF

                          HOME SHOPPING NETWORK, INC.

         This report on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of Home Shopping Network, Inc., a Delaware corporation (the "Company"). On August 4, 1994, Tele-Communications, Inc. ("Old TCI") and Liberty Media Corporation ("Liberty" or the "Reporting Person") consummated a business combination transaction (the "TCI/Liberty Merger") whereby each of Liberty and Old TCI became wholly owned subsidiaries of a newly formed holding company, TCI/Liberty Holding Company, which was renamed Tele-Communications, Inc. ("TCI").

         As a result of the TCI/Liberty Merger, Liberty is no longer a mandated filer subject to Section 13(d) of the Act (see Item 2 below). Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Common Stock and had filed a Report on Schedule 13D with respect to such beneficial ownership. Such Report on Schedule 13D, as most recently amended by Amendment No. 16 thereto, dated as of November 12, 1993 (collectively, the "Liberty Schedule 13D"), is hereby finally amended.


ITEM 1.  SECURITIES AND ISSUER

         The class of equity securities to which this statement relates is the Common Stock, par value $.01 per share, of the Company, which has its principal executive offices at 2501 - 118th Avenue North, St. Petersburg, Florida 33716.





                                  3 of 7 pages

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by the above named Reporting Person, a Delaware corporation, whose principal business address is shown on the cover page hereof.

         Said Reporting Person is principally engaged in the acquisition, development and operation of cable television systems, assets and programming interests.

         On August 4, 1994, at Special Meetings of Stockholders of Old TCI and Liberty, there was approved and adopted an Agreement and Plan of Merger, dated as of January 27, 1994, as amended, which provided for, among other things, the business combination of Old TCI and Liberty resulting in their becoming wholly owned subsidiaries of TCI/Liberty Holding Company, which was renamed "Tele-Communications, Inc." (hereinafter referred to as "TCI"), effective upon certain filings which occurred on August 4, 1994.

         The description contained herein of the TCI/Liberty Merger is qualified in its entirety by the more complete description thereof contained in the Joint Proxy Statement of Liberty and Old TCI, dated June 23, 1994, and the related Registration Statement on Form S-4 (No. 33-54263) filed by TCI (under the name TCI/Liberty Holding Company), which are incorporated by reference herein for all purposes.

         Prior to the TCI/Liberty Merger, Liberty beneficially owned greater than five percent of the outstanding Common Stock and had filed the Liberty
Schedule 13D (as most recently amended on November 12, 1993), with respect to such beneficial ownership. As a result of the consummation of the TCI/Liberty Merger, TCI became the beneficial owner of the Common Stock held by Liberty, although the direct or indirect legal title to such Company Common Stock held by Liberty remains unchanged. TCI is now a publicly held company subject to the informational requirements of the Securities Exchange Act of 1934 (the "Act") and will, be a Reporting Person in respect of the Common Stock beneficially owned by it. Old TCI and Liberty are now no longer publicly held Reporting Persons under the Act, but each is now a wholly owned subsidiary of TCI.

         This Final Amendment is being filed by the Reporting Person because it is no longer the beneficial owner of more than five percent of any of the securities referred in Item 1. Information required to be disclosed in this
Item 2 concerning each director and executive officer of the Reporting Person is no longer believed to be applicable hereto.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         In addition to the consideration furnished by the TCI/Liberty Merger disclosed in Item 2, hereof, Liberty retained its indirect legal title to the Common Stock, but the beneficial ownership of all of said interest is now in TCI.





                                  4 of 7 pages

ITEM 4.  PURPOSE OF TRANSACTION

         Because the Reporting Person is no longer the beneficial owner of more than five percent of the securities referred to in Item 1, the information required to be disclosed in this Item 4 by the Reporting Person concerning any present plans or proposals which relate to securities of the Company, or would involve the Company, is no longer believed to be applicable hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As described in Item 2, hereof, the Reporting Person presently beneficially owns none of the securities of the Company described in Item 1 hereof.

         (b) The Reporting Person has no power to vote or to direct the voting of the securities described in Item 1 that it legally, but not beneficially owns, nor has it the power to dispose of, or to direct the disposition of the securities described in Item 1. Said powers have now been transferred to New TCI (see Item 2).

         (c)     No longer applicable.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock now beneficially owned by TCI, except its wholly owned subsidiary, the Reporting Person, and then only for the benefit of TCI.

         (e) The date the Reporting Person ceased to be the beneficial owner of more than five percent of any class of securities described in Item 1 was August 4, 1994.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         A. Registration Statement on Form S-4, filed by TCI/Liberty Holding Company on June 23, 1994, and thereafter amended and ordered effective June 28, 1994, under Commission File No. 33-54263, which is hereby incorporated by this reference.

         B.      Press Release dated August 4, 1994.





                                  5 of 7 pages

                                   SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  August 12, 1994



                                                      LIBERTY MEDIA CORPORATION


                                                      By:  /s/ VIVIAN J. CARR
                                                           Name: Vivian J. Carr
                                                           Title: Vice President





                                  6 of 7 pages

EXHIBIT A


(LOGO) TCI TELE-COMMUNICATIONS, INC.                                        NEWS
- --------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
August 4, 1994
Contact: Steve Smith (303) 267-5048

                 TCI AND LIBERTY SHAREHOLDERS APPROVE MERGER


     ENGLEWOOD, COLORADO - Tele-Communications, Inc. ("TCI") and Liberty Media Corporation ("Liberty") announced today that a majority of the shareholders of each company voted to approve the Merger Agreement for the business combination of TCI and Liberty.

     Following the shareholder votes John Malone, President and Chief Executive Officer, stated that, "I am delighted by the overwhelming shareholder approval of this merger. The new company will be aligned into four operating units:
Domestic Distribution, headed by Brendan Clouston; Programming, headed by Peter Barton; International, headed by Fred Vierra; and, Technology/Venture Capital, headed by Larry Romrell. It is our intention to energetically focus on the ever changing marketplace and explore new opportunities of creating and delivering broad band communications services worldwide." Malone further added that, "This organizational structure provides not only this managerial focus but optimal financial flexibility as the underlying asets of each operating unit will be more visible and, therefore, more efficiently valued."

     Under the Merger Agreement each outstanding share of TCI Class A and Class B Common Stock, respectively, will be converted into the right to receive one share of TCI/Liberty Class A and Class B Common Stock, respectively; and, each outstanding share of Liberty Class A and Class B Common Stock, respectively, will be converted into the right to receive .975 of one share of TCI/Liberty Class A and Class B Common Stock, respectively. Liberty's Class E Preferred Stock will be converted into the right to receive one share of TCI/Liberty Class B Preferred Stock.

     In connection with the merger's consummation, TCI/Liberty will change its name to "Tele-Communications, Inc." It is anticipated that TCI/Liberty (the new "Tele-Communications, Inc.") shares will begin trading in the NASDAQ National Market at the opening of the market on August 5, 1994, following the consummation of the merger today, August 4th. TCI/Liberty's (the new "Tele-Communications, Inc.'s") Class A, Class B, and Class B Preferred Stock will trade under the symbols of TCOMA, TCOMB, and TCOMP, respectively. TCI's Class A and Class B Common Stock, and Liberty's Class A, Class B and Class E Preferred Stock will discontinue trading at the close of the market today (August 4, 1994).

     Shareholders of record, who personally hold shares in certificated form (not in a brokerage account), will receive a transmittal form with instructions to be used for the surrender and exchange of stock certificates. After receipt of such transmittal form, each holder of certificates representing TCI Common Stock, Liberty Common Stock or Liberty Preferred Stock should surrender such certificates with a properly executed transmittal form to the Exchange Agent. The exchange agent is The Bank Of New York.

     Shareholders holding shares in "street" name (not held personally but in a broker account) will automatically have their shares exchanged into the appropriate TCI/Liberty (the new "Tele-Communications, Inc.") security.

- --------------------------------------------------------------------------------

An Equal Opportunity  TERRACE TOWER II              Post Office Box 5630
Employer              5619 DTC Parkway              Denver, Colorado 80217-5630
                      Englewood, CO 80111-3000      (303) 267-5500




                              Page 7 of 7 Pages